

October 24, 2013

Via E-mail
Katrin M. Hoffman
Chief Executive Officer
Seven Arts Entertainment Inc.
8439 Sunset Boulevard, Suite 402
West Hollywood, CA 90069

> **Re:** **Seven Arts Entertainment Inc.**
> **Amendment No. 3 to Preliminary Proxy Statement on Schedule 14A**
> **Filed October 9, 2013**
> **File No. 001-34250**

Dear Ms. Hoffman:

We have reviewed your responses to the comments in our letter dated October 7, 2013 and have the following additional comments.

Voting and Proxy Revocability, page 1

1. Please revise to state how shares will be voted if no specification is given regarding proposal 4. Please revise here and on the proxy card to clearly state how shares will be voted if no specification is given regarding proposal 5. In this regard we note that "For" is not an option for proposal 5.

Proxy Card

2. We note your response to our prior comment 6. Please revise the proxy card so that the "Abstain" box for proposal 5 is in the same row as the boxes for "1 year," "2 years" and "3 years." This will help shareholders understand that it is one of four choices for the fifth proposal.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3859 with any questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney Advisor

Cc: Via E-mail
        Randolf W. Katz, Esq.
        Baker & Hostetler LLP